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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c), and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(Amendment No. ______)*

iShares MSCI Emerging Markets Index Fund
(Name of Issuer)

Exchange Traded Fund
(Title of Class of Securities)

464287234
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464287234	13G

1	NAME OF REPORTING PERSONS RBS Citizens N.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United States Registered: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 407,103
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 407,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 464287234	13G

1	NAME OF REPORTING PERSONS RBS Citizens Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United States Registered: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 407,103
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 407,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 464287234	13G

1	NAME OF REPORTING PERSONS RBSG International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: Scotland Registered: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 407,103
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 407,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 464287234	13G

1	NAME OF REPORTING PERSONS The Royal Bank of Scotland N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,455,581
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,455,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,455,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 464287234	13G

1	NAME OF REPORTING PERSONS RBS Holdings N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,455,581
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,455,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,455,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 464287234	13G

1	NAME OF REPORTING PERSONS RFS Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,455,581
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,455,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,455,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 464287234	13G

1	NAME OF REPORTING PERSONS The Royal Bank of Scotland Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 63,704,068
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 63,704,068
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,704,068
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.46%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 464287234	13G

1	NAME OF REPORTING PERSONS The Royal Bank of Scotland Group Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 65,566,752
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 65,566,752
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,566,752
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.62%
12	TYPE OF REPORTING PERSON HC, CO

Item 1(a).	Name of Issuer:

iShares MSCI Emerging Markets Index Fund

Item 1(b).	Address of Issuer’s Principal Executive Offices:

525 Washington Boulevard, Suite 1405, Jersey City, NJ 07310

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by The Royal Bank of Scotland Group Plc (“RBSG”), a public limited company incorporated in the United Kingdom and registered in Scotland.  The persons reporting information on this Schedule 13G include, in addition to RBSG, RBS Citizens N.A. (“RBSC”), a company incorporated and registered in the United States; RBS Citizens Financial Group, Inc. (“RBSCF”), a company incorporated and registered in the United States; RBSG International Holdings Limited (“RBSGIH), a private company incorporated and registered in Scotland; RFS Holdings B.V. (“RFS”), a private company incorporated and registered in the The Netherlands; RBS Holdings N.V. (“RBSH”), a public limited company incorporated and registered in The Netherlands; The Royal Bank of Scotland N.V. (“RBS N.V.”), a public limited company incorporated and registered in The Netherlands; and The Royal Bank of Scotland Plc (“RBS”), a public limited company incorporated and registered in Scotland.  RBSG, RFS, RBSH, RBSGIH, RBSCF and RBS N.V. are bank holding companies within the meaning of the Bank Holding Company Act of 1956, as amended.  All of the shares of RBSC are owned RBSCF, 100% of the shares of RBSCF are owned by RBSGIH. All of the shares of RBS N.V. are owned by RBSH, 100% of the shares of RBSH are owned by RFS and 97.71% of the shares of RFS are owned by RBSG. All of the shares of RBS and RBSGIH are owned by RBSG.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The registered offices of RBSG and RBS are located at 36 St. Andrew Square, Edinburgh, Scotland  EH12 1HQ.

The registered office of RBSGIH is located at 24/25 St. Andrew Square, Edinburgh, Scotland EH2 1AF.

The registered office of RFS is located at Strawinskylaan 3105, 1077 ZX, Amsterdam, Netherlands.

The registered offices of RBSH  and RBS N.V. are located at Gustav Maherlaan, 10, 1082 PP, Amsterdam, The Netherlands.

The registered offices of RBSC and RBSCF are located at One Citizens Plaza, Providence, Rhode Island 02903.

Item 2(c).	Citizenship:

RBSG, RBSGIH and RBS are organized in the United Kingdom.

RFS, RBSH and RBS N.V. are organized in the Netherlands.

RBSC and RBSCF are organized in the United States

Item 2(d).	Title of Class of Securities:

Exchange Traded Fund

Item 2(e).	CUSIP Number:

464287234

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

None of the above.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)
Amount beneficially owned:  RBS is the record owner of 63,704,068 shares of the Issuer (the “RBS Record Shares”) as at  December 31, 2013.  RBS N.V. is the record owner of 1,455,581 shares of the Issuer (the “RBS N.V. Record Shares”) as at December 31, 2013.  RBSC is the record owner of 407,103 shares of the Issuer (the “RBSC Record Shares”) as at December 31, 2013.  As RBSCF holds 100% of RBSC, RBSCF may be deemed to own, beneficially, the RBSC Record Shares.  As RBSGIH holds 100% of RBSCF, RBSGIH may be deemed to own, beneficially, the RBSC Record Shares. As RBSH holds 100% of the shares of RBS N.V., RBSH may be deemed to own, beneficially, the RBS N.V. Record Shares.  As RFS holds  100% of the shares of RBSH, RFS may be deemed to own, beneficially, the RBS N.V. Record Shares.  As RBSG holds 100% of the shares of RBSGIH, RBSG may be deemed to own, beneficially, the RBSC Record Shares. As RBSG owns 97.71% of the shares of RFS, RBSG may be deemed to own, beneficially, the RBS N.V. Record Shares.  As RBSG holds 100% of the shares of RBS, RBSG may be deemed to own, beneficially, the RBS Record Shares.

(b)
Percent of class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets are calculated based on 1,166,850,000 shares reported to be outstanding based on iShares MSCI Emerging Markets Index Fund most recent public disclosures.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets

(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.  The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 5, 2013

THE ROYAL BANK OF SCOTLAND GROUP plc, THE ROYAL BANK OF SCOTLAND plc,  RFS HOLDINGS B.V., RBS HOLDINGS N.V., THE ROYAL BANK OF SCOTLAND N.V., RBSG INTERNATIONAL HOLDINGS LIMITED, RBS CITIZENS FINANCIAL GROUP, INC., AND RBS CITIZENS N.A.

By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation & Reporting

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this statement containing the information required by Schedule 13G is filed on behalf of each of the undersigned with respect to the ownership of Exchange Traded Fund Securities of iShares MSCI Emerging Markets Index Fund.

EXECUTED as a sealed instrument this 5th day of March, 2013.

THE ROYAL BANK OF SCOTLAND GROUP plc, THE ROYAL BANK OF SCOTLAND plc,  RFS HOLDINGS B.V., RBS HOLDINGS N.V., THE ROYAL BANK OF SCOTLAND N.V., RBSG INTERNATIONAL HOLDINGS LIMITED, RBS CITIZENS FINANCIAL GROUP, INC., AND RBS CITIZENS N.A.

By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation & Reporting